1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 15, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT TO CREDITORS OF THE COMPANY IN RELATION TO GENERAL MANDATE GRANTED TO THE BOARD TO REPURCHASE H SHARES OF THE COMPANY

This announcement is made pursuant to the disclosure requirements under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2013 annual general meeting and the 2014 first class meeting of the holders of H shares and the 2014 first class meeting of the holders of A shares (collectively the “Class Meetings”) were convened by Yanzhou Coal Mining Company Limited (the “Company”) on 14 May 2014, pursuant to which a general mandate was granted to the board of directors of the Company (the “Board”) to repurchase H Shares of the Company not exceeding 10% of the aggregate nominal value of H Shares of the Company in issue as at the date of passing the resolution at the Class Meetings. Under the general mandate, the Board is authorized to repurchase H Shares of the Company during the authorized period and to determine the relevant matters in relation to the repurchase of H shares of the Company according to the needs and market conditions upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company. Upon execution of the aforesaid repurchase by the Board, the Company will cancel the repurchased H shares in accordance with the relevant laws and regulations, which will lead to a reduction in the registered capital of the Company. Accordingly, the Company publishes this announcement in compliance with the Company Law of the People’s Republic of China, the articles of association of the Company and other relevant regulations.

All creditors of the Company may submit a claim for creditor’s rights against the Company since publication of this announcement. Creditors may require the Company to repay the debts or to provide guarantee by producing valid documents of creditor’s rights, evidence and identity documents within thirty (30) days after receiving a written notice from the Company, or, in case of absence of the serving of such notice, within forty-five (45) days after publication of this announcement.

Method of claiming creditor’s rights:

To claim the aforesaid rights against the Company, creditors should produce originals and photocopies of the contracts, agreements and other evidence which stand as the proof of the debtor-creditor relationship with the Company for claiming creditor’s rights. A creditor who is a legal person shall produce original and photocopy of the duplicate corporate business licence, as well as the identity document of its legal representative; in case of claiming through proxy, original of the power of attorney signed by the legal representative as well as original and photocopy of the valid identity document of the proxy shall be further produced. A creditor who is a natural person shall produce original and photocopy of his/her valid identity document; in case of claiming through proxy, original of the power of attorney as well as original and photocopy of the valid identity document of the proxy shall be further produced.

1. Creditors claiming by mail should dispatch their materials of creditor’s rights to the following address (the date of claim will be determined by the date of postal chop):

Postal address: 298 South Fushan Road, Zoucheng, Shandong Province

For the attention of: Mr. Ma Jiaping, Finance Management Department, Yanzhou Coal Mining Company Limited

Postal code: 273500

Special reminder: Please mark “Claim for Creditor’s Rights” on the cover of the mail.

2. Creditors claiming by fax should fax their materials of creditor’s rights to the following fax number:

Fax number: 0537-5937036

Special reminder: Please mark “Claim for Creditor’s Rights” on the cover of the fax.

Contact telephone number: 0537-5384231

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

14 May 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC